Room 4561

July 12, 2007

Maura Abeln Smith
Senior Vice President, General Counsel
        and Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

> **Re: International Paper Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-03157**

Dear Ms. Smith:

    We have reviewed the above referenced filing and your response letter dated May 4, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 8 Variable Interest Entities and Preferred Securities of Subsidiaries

Variable Interest Entities, pages 67 and 68

We are considering your responses to the comments in our letter dated April 20, 2007 and request that you address the following comments in order that we may complete our assessment:

1. With regard to your accounting for the transfer of the timberland notes, tell us how SFAS 140 was evaluated to conclude that sales accounting was appropriate. Your response should address paragraph 9 of SFAS 140 along with FASB 140 Q&A, question 49. Please indicate the outcome on both the borrower entities and the third party lender of the company exercising its Class B preferred share redemption rights.

2. We note your analysis concludes that 56.25% of variability is borne by the investor. Please describe how your analysis evaluated outcomes when Class A member capital accounts have been reduced to zero and 100% of losses are then allocated to Class B members.

3. Describe the scope of the Ernst & Young LLP analysis of the entities involved with the transaction. Please identify the individuals involved with this analysis and the offices in which they are located.

4. Describe in greater detail the <u>terms</u> of the redemption rights attached to the Class B interest that provide the company with the option to redeem its interest. See your response to prior comment 1 (b). Describe the reasons for including these rights in the Class B preferred shares. Please indicate the impact of the exercise of this right on both the company and the borrower entities. In addition, describe how you determined the fair value of the Class A and B preferred shares, including the consideration of rights attached to these interests.

5. Tell us the nature of any relationships between the company and the investor, Rabobank. In addition, identify the lender of the $4.8 billion to the borrower entities and any other parties who are members and tell us whether any relationships exist between or among the company and these parties.

6. We note from your response that the investor is consolidating the investor entities. Please provide your analysis for identifying the primary beneficiary, if any, of the borrower entities.

7. Tell us why the IP Debt Securities held by the borrower entities were not included in the contractual obligation table as disclosed on page 33. See Item 303(A)(5) of Regulation S-K. Further, explain why these securities were not included in footnote 12 on page 75. See SFAS 47.

<u>Prior Comment No. 4</u>

8. We note your response to prior comment no. 4 and it appears that the disclosures you reference do not comply with the intent of paragraph 32 of SFAS 95. These disclosures would be required as supplemental disclosure to the Statements of Cash Flows in the context of separately disclosing non-cash and cash transactions. The footnote disclosures you note in your response do not identify them as being part of the Statements of Cash Flows and do not clearly indicate the non-cash and the cash components of the transactions.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief